FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 25, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons


The Administrators of the GlaxoSmithKline Annual Investment Plan notified the Company and the under mentioned persons on 25 October 2005 of an increase in their interests in Ordinary Shares at a price of GBP14.54 per share following the re-investment of the dividend paid to shareholders on 06 October 2005:-

Mr R Bondy                                        180

Mr M Dunoyer                                      67

Dr D Pulman                                       102

Mrs J Younger                                     156

Mr A Witty                                        62


This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(a).


S M Bicknell
Company Secretary


25 October 2005


SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 25, 2005                                    By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc